SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol Announces Results for the Second Quarter
and First Half of 2009

•	Oil and natural gas production rose 9.7% during the second quarter of 2009; Ecopetrol´s organic production in June reached 504.2 thousand BOE/D.
•	Volumes sold increased 16.4% in the second quarter of 2009, driven by higher oil and gas production and purchases.
•	Unconsolidated operating profit was COP 2,132.28 billion for the second quarter of 2009, compared to COP 1,020.91 billion for the first quarter of 2009.
•	Unconsolidated net profit reached COP 762 billion for the second quarter of 2009, equivalent to COP 18.83 per share.
•	Unconsolidated net profit reached COP 2.371,27 billion for the first half of 2009, equivalent to COP 58.59 per share.
•	The Company began the integration of acquisitions made during the first quarter of 2009 worth USD 1.99 billion.
•	On May 26, Ecopetrol obtained a loan for COP 2.2 trillion through a syndicated local bank.

* Results for second quarter of 2009 compared to results of second quarter of 2008

BOGOTA, July 31 2009/ — Ecopetrol, S.A. (BVC: ECOPETROL; NYSE: EC), the Colombian integrated oil and natural gas company, announced today its unaudited consolidated1 and unconsolidated financial results for the second quarter of 2009 and the first half of 2009. Financial statements were prepared and filed according to the Regimen de Contabilidad Publica (RCP or Colombian Government Entity GAAP) enacted by the Contaduría General de la Nacion de Colombia (Colombian General Accounting Department), in Colombian pesos (COP). Pursuant to the RCP, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, figures in this report do not constitute a formal consolidation of Ecopetrol's financial statements.  However, they do present an estimated consolidation of Ecopetrol’s financial statements.

1 Pursuant to the RCP, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, figures in this report do not constitute a formal consolidation of Ecopetrol's financial statements.  However, they do present an estimated consolidation of Ecopetrol’s financial statements.

Financial Highlights Ecopetrol S.A.

	Unconsolidated			Unconsolidated
(COP$ Billion)	Q2 2009	Q2 2008%		6 M 2009	6 M 2008%

Total sales	6,685.5	9,424.8	(29.1)%	11,798.3	16,647.2	(29.1)%
Operating profit	2,132.3	4,384.8	(51.4)%	3,153.2	8,150.5	(61.3)%
Net Income	762.0	3,356.7	(77.3)%	2,371.3	5,650.0	(58.0)%
Earnings per share (COP$)	18.83	82.94	(77.3)%	58.6	139.6	(58.0)%
EBITDA	2,807.6	4,823.2	(41.8)%	4,436.9	9,024.4	(50.8)%
EBITDA Margin	42%	51%		38%	54%

Commenting on the second quarter 2009 results, Javier Gutierrez, Ecopetrol’s Chief Executive Officer, said "Ecopetrol achieved significant improvements in its operating performance on a sequential basis, more than doubling its operating profit compared to the previous quarter. Sequential improvements were driven by higher volumes and prices and increased hydrocarbon production and purchases, while there was a loss in our non-operating results, due to the effect of revaluation on portfolio investments. In annual terms, the 2009 financial results were below those of year 2008 due to lower crude oil and natural gas prices.

We continued to successfully implement our strategic plan, increasing production to 504.2 thousand BOE/D in June.  This significant milestone toward our goal of producing the equivalent of one million barrels of oil by 2015 was achieved six months ahead of schedule. We strengthened our exploratory activities in the second quarter by increasing our portfolio of prospects in Colombia and expanding our international activity through strategic alliances.

All of the strategic acquisitions announced during the first quarter were completed and we began their integration in the second quarter. We recently entered the debt market, raising COP 2.2 trillion through a syndicated loan from Colombian banks and USD 1.5 billion through an international note offering which was six times oversubscribed. Those are the first steps to optimize our capital structure.”

Market Environment

The second quarter was marked by the first signs of a global economic recovery, which impacted commodity prices and exchange rates in emerging countries as investors again took positions in those markets. The exchange rate appreciated by 15.7% during the quarter (from USD/COP 2,561 at the end of March to USD/COP 2,159 at the end of June), while the price of the WTI barrel rose from USD 49.7/barrel to USD 69.9/barrel (a 40.6% increase) from the end of March to the end of June.

Sales Volume

Local Sales Volume (mboed)	Q2 2009	Q2 2008%		1st. half 09	1st. half 08%
Crude Oil	79.1	74.7	5.8%	81.4	73.9	10.1%
Natural Gas	69.1	63.3	9.2%	66.0	65.6	0.7%
Gasoline	59.1	61.9	(4.5)%	59.7	62.3	(4.2)%
Medium Distillates	93.1	95.3	(2.3)%	91.7	91.8	(0.1)%
LPG and fuel oil	19.3	20.5	(6.1)%	20.1	20.3	(1.1)%
Industrial and Petrochemical	14.3	14.5	(1.6)%	14.1	16.2	(12.7)%
Other	-	-		-	-
Total Local Sales	333.9	330.2	1.1%	332.9	330.0	0.9%

Export Sales Volume (mboed)	Q2 2009	Q2 2008%		1st. half 09	1st. half 08%
Crude Oil	216.7	142.1	52.5%	200.4	137.0	46.3%
Products	55.5	51.5	7.8%	56.0	47.9	16.9%
Natural Gas	26.4	19.5	35.5%	24.7	13.9	77.3%
Total Export Sales	298.6	213.1	40.1%	281.1	198.8	41.4%

Total Sales Volume	632.5	543.3	16.4%	614.0	528.8	16.1%

Total sales volume rose 16.4% during the second quarter of 2009 as compared to the same period in 2008 due to an 85.5 thousand BOE/D increase in exports. The largest increases were in Castilla crude exports (120%), and natural gas exports (35.5%). For the first half of 2009 as compared to the first half of 2008, there was a 16.1% increase due to a 41.4% increase in exports.

Domestic sales increased slightly by 3.7 thousand BOE/D from the second quarter of 2009 as compared to the second quarter of 2008 due mainly to a 5.8 thousand BOE/D rise in natural gas sales resulting from larger consumption in the thermal energy sector, and a 4.4 thousand BPCD increase in crude oil sales to the Cartagena Refinery, which helped offset the 5 thousand BPD decline in gasoline and medium distillate sales. For the first half of 2009 compared to the same period in 2008, there was a 0.9% increase in domestic sales resulting from greater sales of crude oil to the Cartagena Refinery.

The lower domestic consumption of refined products was due to an increase in the distribution of gasoline with 10% ethanol, greater restrictions on the use of vehicles in several Colombian cities, and the conversion of vehicles to natural gas as a result higher domestic gasoline prices as compared to natural gas prices for vehicles.

The availability of Ecopetrol crude oil and products included the following purchases and imported volumes:

Purchases volume (mboed)	Q2 2009	Q2 2008%		1st. half 09	1st. half 08%
Crude Oil	165.4	137.9	19.9%	162.7	137.7	18.2%
Products	9.8	6.5	50.9%	8.5	4.8	76.8%
Natural Gas	37.6	31.6	19.2%	36.0	31.5	14.4%
Total Imports	212.8	175.9	20.9%	207.3	174.0	19.1%

Imports volume (mbd)	Q2 2009	Q2 2008%		1st. half 09	1st. half 08%
Crude Oil	0.0	0.0	0.0%	-	0.4	-100.0%
Products	37.5	28.1	33.5%	35.5	23.7	49.8%
	37.5	28.1	33.5%	35.5	24.1	47.1%

Unconsolidated income statement

Income Statement (COP$ Billion)	Q2 2009	Q2 2008%		6 M 2009	6 M 2008%
Local Sales	3,438.6	5,838.6	(41.1)%	6,592.4	10,385.5	(36.5)%
Export Sales	3,015.3	3,360.3	(10.3)%	4,738.3	5,821.6	(18.6)%
Sales of services	231.7	225.8	2.6%	467.6	440.1	6.2%
Total Sales	6,685.5	9,424.8	(29.1)%	11,798.3	16,647.2	(29.1)%
Variable Costs	2,674.4	3,473.5	(23.0)%	5,259.9	5,690.3	(7.6)%
Fixed Costs	1,326.2	1,232.4	7.6%	2,416.8	2,159.0	11.9%
Cost of Sales	4,000.6	4,705.8	(15.0)%	7,676.7	7,849.2	(2.2)%
Gross profit	2,685.0	4,718.9	(43.1)%	4,121.5	8,798.0	(53.2)%
Operating Expenses	552.7	334.2	65.4%	968.3	647.5	49.6%
Operating Profit	2,132.3	4,384.8	(51.4)%	3,153.2	8,150.5	(61.3)%
Non Operating Profit/(Loss)	(1,030.3)	394.2	(361.4)%	163.3	(242.9)	167.2%
Income tax	340.0	1,422.3	(76.1)%	945.2	2,257.6	(58.1)%
Net Income	762.0	3,356.7	(77.3)%	2,371.3	5,650.0	(58.0)%

Earnings per share (COP$)	18.83	82.94	(77.3)%	58.59	139.60	(58.0)%
EBITDA	2,807.64	4,823.22	(41.8)%	4,436.87	9,024.44	(50.8)%
EBITDA Margin	42%	51%		38%	54%

While international prices improved during the second quarter of 2009, they continued to be below those of the comparable period in 2008. This resulted in a decline in the average price of the crude oil export basket from USD 112.14/barrel in second quarter 2008 to USD53.66/barrel in second quarter 2009; and in the average refined export products basket, which fell from USD 88.86/barrel in second quarter 2008 to USD 52.22/barrel in second quarter 2009. During the first half of 2009, the average export crude oil basket was USD 42.7/barrel and the export products basket was USD 42.8/barrel, compared to an average of USD 98.4/barrel and USD 79/barrel, respectively, for the same period in 2008.

Lower prices during the second quarter of 2009 led to a 29.1% decrease in total sales, from COP 9,424.8 billion in the second quarter of 2008 to COP 6,685.5 billion in the second quarter of 2009.  For the first half the year, total sales were COP 11,798.3 billion, which is a 29.1% decrease from the same period in 2008 when total sales were COP 16,647.2 billion.

The differential between the crude oil basket and WTI improved from an average of USD 11.84/barrel in second quarter 2008 to an average of USD 5.96/barrel in second quarter 2009. For the first half of the year, the average differential was USD 8.62/barrel for 2009, compared to USD 12.57/barrel for 2008. Ecopetrol's heavy crude oil differential improved as a result of the reduction in other heavy crude oils from Mexico, Venezuela, and Canada in the U.S. market.

The export product basket differential with WTI also improved from an average of USD 35.12/barrel during second quarter 2008 to an average of USD 7.40/barrel in second quarter 2009. For the first half of the year, the differential was USD 8.54/barrel for 2009 compared to USD 31.91/barrel for the same period in 2008. This improvement is due to the higher price of Fuel Oil No. 3 (benchmark for Colombian fuel oil) in the international market.

Cost of sales decreased 15.0% in second quarter 2009 compared to the second quarter of 2008 due to a 23.0% decline in variable costs, which [partially] offset a 7.6% increase in fixed costs. For the first half of the year 2009, cost of sales decreased 2.2% as compared to the same period in 2008.

The decrease in variable costs was mainly due to the lower value of crude oil purchases, whose average price decreased from USD 98.50/barrel in the second quarter 2008 to USD 49.74/barrel in the second quarter 2009, and to the decline in the value of imports, whose average purchase price decreased from USD 185.9/barrel in the second quarter of 2008 to USD 68.06/barrel in the second quarter of 2009.

Fixed costs increased 7.6% in the second quarter of 2009 compared to the same period in 2008, mainly as a result of increases in operating maintenance costs, and well reconditioning costs, as well as higher hydrocarbon transport costs stemming from the increased use of trucks cars to transfer higher quantities of heavy crude oils from the Rubiales field.

The Company continued to implement its strategy of optimizing goods and decreasing services´ supply costs, which prevented an estimated cost of COP 252.8 billion during the first half of 2009.

Gross profit was COP 2,685.0 billion during the second quarter of 2009, resulting in a 40.2% gross margin, compared to COP 4,718.9 billion and a corresponding 50% gross margin in the second quarter 2008. Gross profit was COP 4,121.5 billion in the first half of 2009, compared to COP 8,798.0 billion in the first half of 2008.

Operating expenses increased 65.4% in the second quarter of 2009 compared to the second quarter of 2008 as a result of the following two factors: (i) a 207.4% increase in exploration and project expenses due to the recognition of unsuccessful exploratory activities, mainly Gibraltar 3P, and geological and seismic study costs; and (ii) a 72.8% increase in administrative expenses primarily as a result of goodwill amortization related to the acquisitions of Propilco, Offshore International Group, Ocensa, and Hocol and, in line with the Company's expansion, an 11.5% increase in employee headcount from June 2008 to June 2009. For the first half of the year 2009, there was a 49.6% increase in operating expenses compared to the first half of 2008 due to greater costs associated with Ecopetrol's exploration activities.

The operating profit for the second quarter of 2009 decreased as compared to the operating profit of the second quarter of 2009, and was COP 2,132.3 billion in the second quarter of 2009 as compared to COP 4,384.8 billion in the comparable 2008 period. Nevertheless, operating profit increased 108.9% as compared to the first quarter of 2009 as a result of higher production levels.

Non-operating profit decreased 361.4% compared to the second quarter of 2008 due to a COP 1,030.3 billion loss in the second quarter of 2009 compared to a COP 394.2 billion profit in the same period last year. The loss is mainly the result of the impact of the peso revaluation against the dollar on the portfolio (63% denominated in US dollars) during the second quarter of 2009, which resulted in a currency exchange loss of COP 911.2 billion. By contrast, in the second quarter of 2008, the peso devalued against the dollar, resulting in a COP 399.3 billion currency exchange gain.

Net profit for the second quarter 2009 was COP 762.0 billion or COP 18.83 per share, a drop of 77.3% from the second quarter of 2008, when net profit was COP 3,356.7 billion or COP 82.94 per share.  For the first half of 2009, net profit reached COP 2,371.3 billion or COP 58.59 per share, 58.0% less compared to the same period of 2008. For the first half of 2008, net profit was COP 5,650.0 billion or COP 139.60 per share.

EBITDA totaled COP 2,807.6 billion in the second quarter of 2009, resulting in a 42% EBITDA margin, compared to COP 4,823.2 billion and a corresponding 51% EBITDA margin in the same period of 2008. EBITDA for the first half of the year reached COP 4,436.9 billion in 2009, or a 38% EBITDA margin, compared to COP 9,024.4 billion, or a 54% EBITDA margin in 2008.

Unconsolidated Balance Sheet
Balance Sheet (COP$ Billion)	Up to june 30 2009	Up to march 31 2009%
Current Assets	14,053.5	18,497.0	(24.0)%
Long Term Assets	36,056.1	34,854.8	3.4%
Total Assets	50,109.6	53,351.8	(6.1)%
Current Liabilities	12,728.5	18,016.0	(29.3)%
Long Term Liabilities	9,204.1	7,604.1	21.0%
Total Liabilities	21,932.6	25,620.1	(14.4)%
Equity	28,177.0	27,731.8	1.6%
Total Liabilities and Shareholders´ Equity	50,109.6	53,351.8	-6.1%

Memorandum accounts	135,399.7	168,298.7

As of June 30, 2009, Ecopetrol had assets of COP 50,109.6 billion, compared to COP 53,351.8 billion at the end of the first quarter of 2009. This decline was attributable to the decline in current assets due to the liquidation of portfolio investments in order to pay dividends and acquire Hocol.

Liabilities at June 30, 2009 amounted to COP 21,932.6 billion, compared to COP 25,620.1 at the end of first quarter 2009. The decline was due to the first dividend payment of COP 3.027,3 billion in April, and the second and third installments of the 2008 income tax payment in the amount of COP 2,285.9 billion.

Shareholders' equity rose from COP 27,731.8 billion as of March 31, 2009 to COP 28,177.0 billion as of June 30, 2009 due to a COP 762.0 billion increase in net income and a COP 116 billion valuation surplus, which were [partially] offset by an exchange loss generated by USD equity investments in ODL Finance, Offshore International Group, Andean Chemicals Limited, Ecopetrol Transportation Company, and Ecopetrol del Peru in the amount of COP 428 billion.

Cash Position

As of June 30, 2009, Ecopetrol held, unconsolidated, COP 5,711.4 billion in cash, cash equivalents, and investments, including investments in portfolios at maturity totaling COP 268.9 billion, and had long-term financial debt of COP 1,764.7 billion as a result of the syndicated loan entered into with a syndicate of local banks. Net cash used for operating activities in the second quarter of 2009 was COP 2,319.9 billion, compared to COP 2,061.9 billion in the second quarter of 2008.

Results by Segment

The segment report is calculated on the basis of transfer prices among business units, using export parity prices as reference. In addition, the methodology assigns fixed discounts for crude oil that the Marketing and Sales segment provides to the Barrancabermeja refinery.

Quaterly results by Segment

COP$ Billion	E&P		Refining		Transportation		Sales and Marketing		Corporate		ECP
	2Q-09	1Q-09	2Q-09	1Q-09	2Q-09	1Q-09	2Q-09	1Q-09	2Q-09	1Q-09	2Q-09	1Q-09
Domestic Sales	2,512.0	1,812.9	2,614.2	2,366.9	519.1	488.6	1,054.1	944.9	(3,029.2)	(2,223.6)	3,670.1	3,389.7
International Sales	1,579.2	551.3	526.7	395.5	0.0	0.0	909.4	776.2	0.0	0.0	3,015.3	1,723.1
Total Sales	4,091.2	2,364.3	3,140.9	2,762.4	519.1	488.6	1,963.5	1,721.1	(3,029.2)	(2,223.6)	6,685.3	5,112.8
Operating Revenues	1,995.2	925.3	(98.5)	17.3	137.7	164.5	148.5	(77.6)	(50.6)	(8.6)	2,132.3	1,020.9
Net Income	1,421.3	755.3	(77.7)	188.8	87.9	137.1	140.1	(51.7)	(809.6)	579.7	762.0	1,609.3

Accumulated results by Segment

COP$ Billion	E&P	Refining	Transportation	Sales and Marketing	Corporate	ECP
	1st. half of 2009	1st. half of 2009	1st. half of 2009	1st. half of 2009	1st. half of 2009	1st. half of 2009
Domestic Sales	4,325.0	4,981.0	1,007.6	1,999.0	(5,252.8)	7,059.7
International Sales	2,130.5	922.2	0.0	1,685.7	0.0	4,738.4
Total Sales	6,455.5	5,903.2	1,007.6	3,684.6	(5,252.8)	11,798.1
Operating Revenues	2,920.5	(81.2)	302.2	70.9	(59.2)	3,153.2
Net Income	2,176.7	111.0	225.0	88.5	(229.9)	2,371.3

The Exploration and Production segment contributed 91.8% to accumulated net profit in the amount of COP 2,177.0 billion, resulting from increased production of heavy crude oils for the export market.

The Refining segment accumulated a COP 111.0 billion net profit for the first half of the year, but reported a loss of COP 77.7 billion for the second quarter as a result of low levels of crack spread, which since March 2009 has been maintained at values below the 2004 minimum. Additionally, crude oil used to load the refineries has become relatively more expensive due to higher prices of heavy crudes in the export market.

The Transportation segment recorded an accumulated net profit of COP 225.0 billion resulting from higher volumes transported during the first half of 2009 compared to the same period in 2008, which increased from 730.4 thousand BPCD to 760.6 thousand BPCD, respectively.

The Marketing and Sales segment had an accumulated net profit of COP 88.5 billion as a result of an improvement in the hydrocarbon sales margin during the second quarter of 2009.

The Corporate segment reported an accumulated net loss of COP 229.9 billion due mainly to other non-operating expenses, particularly taxes on net worth and retirement expenses.

Ecopetrol and Subsidiaries’ Financial Results

Pursuant to the RCP, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, figures in this report do not constitute a formal consolidation of Ecopetrol's financial statements. However, they do present an estimated consolidation of Ecopetrol’s financial statements.

For purposes of the estimated consolidation of Ecopetrol’s financial statements for second quarter and first half 2009, in addition to Ecopetrol S.A. results, the following companies were included:

In the Upstream Area: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., and Hocol.

In the Downstream area: Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., and Refineria de Cartagena (as of May 2009); and Black Gold Re Ltd.

For the second quarter and the first half of 2008, the following companies were included: Ecopetrol S.A. Black Gold Re Ltd, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Andean Chemicals Ltd, Propilco, and Comai.

Consolidated Income Statement*

(COP$ Billion)	Q2 2009	Q2 2008%		6 M 2009	6 M 2008%
Local Sales	3,500.3	6,031.7	(42.0)%	6,687.5	10,578.6	(36.8)%
Export Sales	3,544.5	3,484.5	1.7%	5,361.6	5,950.0	(9.9)%
Sales of services	231.7	225.8	2.6%	467.6	440.1	6.2%
Total Sales	7,276.5	9,742.0	(25.3)%	12,516.6	16,968.7	(26.2)%
Variable Costs	2,742.5	3,755.6	(27.0)%	5,329.8	5,690.3	(6.3)%
Fixed Costs	1,942.3	1,232.4	57.6%	3,112.9	2,441.8	27.5%
Cost of Sales	4,684.8	4,988.0	(6.1)%	8,442.7	8,132.0	3.8%
Gross profit	2,591.7	4,754.0	(45.5)%	4,073.9	8,836.7	(53.9)%
Operating Expenses	490.8	350.5	40.0%	910.4	663.8	37.1%
Operating Profit	2,101.0	4,403.5	(52.3)%	3,163.5	8,172.9	(61.3)%
Non Operating Profit/(Loss)	(1,067.3)	394.3	(370.7)%	105.3	(246.5)	(142.7)%
Income tax	348.7	1,426.2	(75.6)%	975.3	2,261.5	(56.9)%
Minority interest	7.2	-	0.0%	(7.2)	-	0.0%
Net Income	692.3	3,371.6	(79.5)%	2,300.7	5,664.9	(59.4)%

Earnings per share (COP$)	$17.11	$83.31		$56.85	$139.97
EBITDA	3,134.12	4,841.91	(35.3)%	4,889.67	9,046.80	(46.0)%
EBITDA Margin	43%	50%		39%	53%
* For illustration purposes

With respect to total sales for second quarter 2009, the greatest contributions by individual subsidiaries (without taking into account the effect of deletions) came from Refineria de Cartagena with COP 1,394.0 billion, Hocol with COP 732.6 billion, Propilco S.A. with COP 502.2 billion, and  Ocensa S.A. with COP 345.2 billion.

Consolidated net profit was COP 692.3 billion for second quarter 2009, representing a 79.5% decrease from the same period in 2008 when consolidated net profit was COP 3,371.6 billion. For the first half of 2009, consolidated net profit totaled COP 2,300.7 billion.

Among subsidiaries, the greatest net profits came from Hocol with COP 33.3 billion,  Invercolsa with COP 12.5 billion, Ecopetrol del Peru S.A. with COP 14.7 billion, and Andean Chemicals Limited with COP 10.6 billion. Through the equity method, Offshore International Group contributed COP$22.1 billion and Invercolsa COP$13.5 billion. Refineria de Cartagena showed a loss of COP 49.6 billion.

Consolidated EBITDA totaled COP 3,134.1 billion for the second quarter of 2009, or a 43.1% EBITDA margin, compared to COP 4,841.9 billion and a corresponding 50% EBITDA margin for the same period in 2008.

Accumulated EBITDA was COP 4,889.7 billion as of June 30, 2009, of which 90.7% was contributed by Ecopetrol, 4.4% by Hocol, 3.3% by Ocensa, and 1.6% by the remaining subsidiaries.

Significant Aspects of the Strategic Plan financing

To support the development of the Strategic Plan, the Company announced an estimated financing requirement of up to USD 8.0 billion for the 2009-2011 period, of which up to USD 3.7 billion would be needed in 2009, based on an average WTI of USD 50 /barrel.

In May 2009, Ecopetrol obtained a syndicated loan from local banks in the amount of COP 2.2 trillion. The term of the loan is seven (7) years, including a grace period of two (2) years, and has an interest rate of DTF (fixed term deposit) + 4% (the anticipated quarterly rate).

Additionally, on July 23 the Company raised USD 1.5 billion through a Rule 144A/Regulation S international 10-year, 7.625% bond issue, with registration rights with the Securities and Exchange Commission.
Ecopetrol's corporate debt was rated BB+ with a stable outlook by the risk-rating agencies Standard & Poor's and Fitch, while Moody's rated the Company's corporate credit risk in local currency Baa2 with a stable outlook, which placed Ecopetrol in the investment grade category.

Exploration

In the second quarter, as part of its internationalization and risk diversification strategy, Ecopetrol, through its affiliate Ecopetrol Oleo E Gas do Brasil LTD, in partnership with Anadarko Exploracao e Producao de Petroleo e Gas Natural Ltd, entered into agreements to explore the BMC-29 block in Brazil, located offshore the Campos Basin. Ecopetrol also obtained, through its subsidiary Ecopetrol del Peru S.A., in partnership with Talisman (Peru) Ltd, authorization to enter into a License Agreement for Hydrocarbon Exploration and Production in Block 158 in Peru.

Ecopetrol continued its expansion activities in the U.S. Gulf of Mexico, gaining a total area of 46,701 hectares during the bidding round of Lease 208, achieving participation in 26 blocks, of which 15 are fully owned by Ecopetrol and the remaining 11 are shared with Repsol, which business was ratified on June 18, 2009.

 As of June 30, 2009, Ecopetrol had drilled five exploratory wells, directly and through joint ventures, four in Colombia and one in the U.S. Gulf of Mexico, which is currently under evaluation. One of the wells drilled in Colombia, Quriyana-1 (located in Putumayo), confirmed the presence of oil and is under extensive testing to determine its potential. The exploratory success index of Ecopetrol was 25% for the first half of 2009.

During the first half of 2009, the Company acquired in 1,250 equivalent kilometers of seismic in Colombia, directly and through joint ventures, and its partners acquired 490 equivalent kilometers, for a total of 1,740 kilometers, compared to 1,136 equivalent kilometers of seismic acquired during the first half of 2008, of which 745 equivalent kilometers corresponded to Ecopetrol and 391 equivalent kilometers corresponded to its partners. At the international level, 248 kilometers of seismic were acquired in Brazil.

Production

In line with its goals of increasing crude oil and natural gas production, Ecopetrol achieved a monthly average gross production of 504.2 thousand BOE/D in June, a 9.1% increase compared to average production in March of 2009.

For the second quarter of 2009, the three-month average gross production of oil and equivalent gas increased 9.7% from 445.4 thousand BOE/D (80.7% of crude oil and 19.3% of natural gas) in the  second quarter of 2008 to 488.5 thousand BOE/D (80.9% of crude oil and 19.1% of natural gas) in the second quarter 2009.

This growth was marked by a higher gross production of heavy crude oils in the Llanos Orientales region, and in the mature fields of the Magdalena Medio zone.

For the first half of the year, gross production increased 7.1%, from 441.5 thousand BOE/D in 2008 (356.7 thousand BPD of crude oil and 84.8 BOE/D of natural gas) to 472.9 thousand BOE/D (385.3 thousand BPD of crude oil and 87.7 thousand BOE/D of natural gas) in the same period in 2009.

In terms of its acquisition strategy, on May 27 Ecopetrol completed the purchase of Hocol. The transaction, in the amount of USD 580 million plus USD 162 million in working capital, included all assets under production and development in Colombia, as well as some exploratory blocks and shares in the pipelines Oleoducto Alto Magdalena (36.12%) and Oleoducto Colombia (21.72%).

Hocol contributed average gross production of 23.91 thousand BOE/D in June, while Offshore International Group contributed a 6.24 thousand BOE/D production for the first half of 2009. These production amounts are not included in Ecopetrol’s above-mentioned gross production.

Production results were supported by the drilling management of development wells. The Company took part in the drilling of 142 development wells during the second quarter of 2009, compared to 139 development wells in the second quarter of 2008.

Ecopetrol drilled 34 development wells during the second quarter of 2009 on its own, while the other 108 were drilled by its partners, compared to 34 wells drilled on its own and 105 through arrangements with its partners in the second quarter of 2008.

Lifting costs were USD 5.77/barrel for the first half of 2009, compared to USD 6.84/barrel in the first half of 2008. This decline was the result of higher production levels and the positive impact on costs of a higher exchange rate in first half of 2009, compared to the exchange rate for first half of 2008. Such improvements [partially] offset higher maintenance service costs for expansion of production facilities, and associated operating services resulting from Ecopetrol´s greater participation in association agreements.

Refining

Subsequent to the acquisition of the remaining 51.0% of Refineria de Cartagena from Glencore on May 27, 2009 for USD 549 million, the Company is evaluating the potential synergies relating to the modernization projects of the Cartagena and Barrancabermeja refineries.

The hydrotreatment project in Barrancabermeja, which will enable improved fuel quality, is now 82% complete.

In the second quarter of 2009, 213.7 thousand BD of crude oil were loaded in the Barrancabermeja refinery, compared to 233.2 thousand BD refined in the second quarter of 2008. The lower load was due to scheduled maintenance works in May 2009. In the first half of 2009, the load for the Barrancabermeja refinery was of 213.5 thousand BD, compared to 229.1 thousand BD in the first half of 2008.

The gross margin of refined products for the Barrancabermeja refinery was USD 3.40/barrel in the first half of 2009, compared to USD 7.96/barrel during the first half of 2008. The decline was due to the lower average price of the sold products basket in 2009, and the fact that it fell proportionally more than the average basket for raw material purchases.

The refining cash cost for the Barrancabermeja refinery was USD 4.49/load barrel in the first half of 2009, compared to USD 5.92/barrel for the first half of 2008. This improvement was due to lower cost of natural gas, material, and maintenance costs, and to the positive impact on costs of a higher exchange rate during the first quarter of 2009 compared to the first quarter of 2008.

 Transportation

The expansion of infrastructure systems is required in order to transport higher production of heavy crude oil from the Llanos Orientales [field]. The new Apiay-Porvenir pipeline began operating at full capacity in the second quarter of 2009, with a total capacity of 160 thousand BCD, which will allow transportation of heavy crude oils from the Meta province to the Vasconia station, from where it can be transferred for export.

The transportation cost for the first half of 2009 was COP 8.1 /barrel/kilometer (USD 0.37 cents/barrel/kilometer), compared to COP 7.1/barrel/kilometer (USD 0.33 cents/barrel-kilometer) in the first half of 2008. This increase in cost is mainly due to higher variable costs, contracted services, and maintenance associated with increasing volumes of transported crude oil.

Investments

Capitalized total investments for the second quarter of 2009, including acquisitions, were COP 4,633 billion, compared to COP 2,524 billion in the second quarter of 2008.

In the first half of 2009, capitalized total investments were COP 8,217 billion, of which COP 5,082 billion corresponded to acquisitions and COP 3,135 billion corresponded to organic investments, compared to capitalized total investments of COP 3,077 billion for the first half of 2008, which included COP 1,821 billion in organic investments and COP 1,256 billion related to the acquisition of Propilco.

Of total investments in the first half of 2009, including acquisitions, 25.9% was allocated to upstream activities (mainly mature and heavy crude oil fields), 12.3% to downstream activities, and the remaining 61.8% to acquisitions, mainly the acquisitions of Offshore International Group, Ocensa S.A., and Refineria de Cartagena S.A.

Corporate Social Responsibility

Negotiation of the Collective Bargaining Agreement

Upon the filing of claims by the coexisting unions in Ecopetrol S.A. - namely, USO, ADECO, and SINDISPETROL - and under the terms of the respective Guarantee Acts, direct negotiation talks with these unions began on July 14. Exercising its legal powers, the Company filed a partial claim against the Collective Bargaining Agreement.

This process, whose aim is to establish the conditions governing labor contracts while in force, is of the utmost importance to Ecopetrol S.A. and its workers because the agreements reached will strengthen the relationship of trust with unions and contribute to the achievement of the Company’s corporate goals.

Environment

Ecopetrol takes a leading role in several Colombian efforts to preserve the environment. In the first half of 2009, these efforts included the agreement among Ecopetrol, the Municipality of Barrancabermeja and Fundacion Ecopetrol for the Development of Magdalena Medio (Fundesmag) to invest COP 5.2 billion in the recovery and maintenance of the most relevant water bodies and green areas of this municipality. Additionally, the Company is supporting the creation of an air monitoring network within the Barrancabermeja refinery.

Additionally, and jointly with the Ministry of Environment, Housing and Land Development, Ecopetrol launched the Biodiversity National Call, which is focused on promoting know-how and conservation projects, biodiversity management and use of the High Andean wetlands, Orinoquía and Magdalena Medio, as well as of the ecosystems present in certain districts within the Company's area of influence.  The Company made a COP 2.5 billion contribution to this Biodiversity National Call.

Presentation of results

On August 4th, Ecopetrol's senior management will offer two online presentations of its results for the second quarter of 2009:

In Spanish	In English
8:00 a.m. Bogota	10:00 a.m.	Bogota
(9:00 a.m. New York)	(11:00 a.m. New York)

The webcast will be available at Ecopetrol's web page: www.ecopetrol.com.co in the following links:

http://phx.corporate-ir.net/playerlink.zhtml?c=218606&s=wm&e=2317454 (Inglés)
http://phx.corporate-ir.net/playerlink.zhtml?c=218606&s=wm&e=2330943 (Español)

Please access the website 10 minutes earlier in order to download the required software. A copy of the webcast will be available for one year after the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) is the largest Colombian company as measured by revenues, profit, assets, and stockholder's equity. Ecopetrol is also Colombia's only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Mexican Gulf Coast. Its subsidiaries include Colombia's largest petrochemical producer, Propilco, as well as  Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brazil Ltda., Ecopetrol America Inc., Ecopetrol del Peru S.A., Hocol, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., and Refineria de Cartagena.  Ecopetrol is one of the largest 40 oil companies in the world and one of the four largest oil companies in Latin America. It is majority owned by the Republic of Colombia, and its shares are traded on the Bolsa de Valores de Colombia S.A. (BVC) under the ticker ECOPETROL and on the New York Stock Exchange (NYSE) through its ADR under the ticker EC. The company divides its operations into five business segments, which include exploration and production, transportation, refining, marketing, and sales of crude oil, natural gas, and refined products, as well as a corporate center.

For further information on Ecopetrol, visit its website at www.ecopetrol.com.co.

Forward-looking statements

This release contains forward-looking statements related to business prospects, operating and financial results estimates, and Ecopetrol's growth prospects. These are mere projections, and, as such, are solely based on top management expectations regarding the future of the Company and its ongoing access to capital to finance the Company's business plan. Such forward-looking statements depend, basically, on variations in market conditions, government regulations, pressure from competition, the performance of the Colombian economy and the industrial sector, among other factors; therefore they are subject to change without prior notice.

ECOPETROL:

Investor Relations Director
Alejandro Giraldo
Phone: +571-234-5190
Fax: +571-234-5628
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
Fax: +571-234-4480

Non Audited Income Statement
Ecopetrol S.A.

COP$ Million	2Q-09	2Q-08%		1Q-09	Up to june 30 2009	Up to March 31 2009%
Revenues
Local Sales	3,438,557	5,838,609	-41%	3,153,804	6,592,361	10,385,540	-37%
Export Sales	3,015,286	3,360,343	-10%	1,723,061	4,738,347	5,821,592	-19%
Sale of Services	231,666	225,800	3%	235,888	467,554	440,054	6%
Total revenues	6,685,509	9,424,752	-29%	5,112,753	11,798,262	16,647,186	-29%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	1,716,256	2,337,881	-27%	1,399,973	3,116,229	4,251,549	-27%
Amortization and Depletion	429,339	263,542	63%	394,519	823,858	518,271	59%
Imported products	424,803	843,107	-50%	544,050	968,853	1,269,744	-24%
Inventories	(191,597)	53,659	-457%	240,005	48,408	(357,410)	114%
Other	295,549	(24,730)	1295%	7,006	302,555	8,107	3632%
Fixed Costs
Depreciation	162,104	157,171	3%	151,630	313,734	325,754	-4%
Contracted Services	301,072	302,317	0%	374,210	675,282	587,966	15%
Maintenance	235,232	206,853	14%	64,946	300,178	260,906	15%
Labor Costs	176,530	157,079	12%	190,129	366,659	308,515	19%
Transportation Cost for Refineries	201,207	162,068	24%	159,581	360,788	273,913	32%
Other	250,064	246,886	1%	150,122	400,186	401,901	0%
Total Cost of Sales	4,000,559	4,705,833	-15%	3,676,171	7,676,730	7,849,216	-2%
Gross Profits	2,684,950	4,718,919	-43%	1,436,582	4,121,532	8,797,970	-53%
Operating Expenses
Administration	123,044	71,198	73%	94,028	217,072	144,439	50%
Selling expenses	185,763	183,650	1%	223,722	409,485	363,272	0%
Exploration and Projects	243,862	79,318	207%	97,922	341,784	139,754	145%
Operating Income	2,132,281	4,384,753	-51%	1,020,910	3,153,191	8,150,505	-61%
Non Operating Income (expenses)
Financial Income	1,430,584	2,115,656	-32%	3,147,425	4,578,009	3,630,971	26%
Financial Expenses	(2,147,555)	(1,371,097)	-57%	(1,822,388)	(3,969,943)	(3,163,514)	25%
Non Financial Income	117,871	381,385	-69%	202,683	320,554	509,446	-37%
Non Financial Expenses	(431,197)	(731,785)	41%	(334,152)	(765,349)	(1,219,785)	-37%

Income before income tax	1,101,984	4,778,912	-77%	2,214,478	3,316,462	7,907,623	-58%
Provision for Income Tax	339,975	1,422,260	-76%	605,217	945,192	2,257,626	-58%
Minority interest
Net Income	762,009	3,356,652	-77%	1,609,261	2,371,270	5,649,997	-58%

EBITDA	2,807,640	4,823,221	-42%	1,629,228	4,436,868	9,024,438	-51%
EBITDA MARGIN	42%	51%		32%	38%	54%
EARNINGS PER SHARE	$18.83	$82.94		$39.76	$58.59	$139.60

Non Audited Income Statement
Ecopetrol S.A. and Subsidiaries *

COP$ Million	2Q-09	2Q-08%		Up to June 30, 2009	Up to March 31, 2009%
Revenues
Local Sales	3,500,327	6,031,706	-42%	6,687,482	10,578,637	-37%
Export Sales	3,544,496	3,484,447	2%	5,361,572	5,950,040	-10%
Sale of Services	231,666	225,800	3%	467,554	440,054	6%
Total revenues	7,276,489	9,741,953	-25%	12,516,608	16,968,731	-26%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	1,716,256	2,337,881	-27%	3,116,229	4,251,549	-27%
Amortization and Depletion	499,277	263,542	89%	893,796	518,271	72%
Imported products	424,803	843,107	-50%	968,853	1,269,744	-24%
Inventories	(191,597)	53,659	-457%	48,408	(357,410)	114%
Other	293,749	257,448	14%	302,555	8,107	3632%
Fixed Costs
Depreciation	339,643	157,171	116%	562,223	343,129	64%
Contracted Services	301,072	302,317	0%	675,282	587,966	15%
Maintenance	235,232	206,853	14%	300,178	260,906	15%
Labor Costs	176,530	157,079	12%	366,659	308,515	0%
Transportation Cost for Refineries	201,207	162,068	24%	360,788	273,913	0%
Other	688,589	246,886	179%	847,731	667,338	27%
Total Cost of Sales	4,684,761	4,988,011	-6%	8,442,702	8,132,028	4%
Gross Profits	2,591,728	4,753,942	-45%	4,073,906	8,836,703	-54%
Operating Expenses
Administration	186,084	75,468	147%	286,512	148,750	93%
Selling expenses	44,570	195,710	-77%	281,827	375,332	0%
Exploration and Projects	260,131	79,318	228%	342,073	139,754	145%
Operating Income	2,100,943	4,403,446	-52%	3,163,494	8,172,867	-61%
Non Operating Income (expenses)
Financial Income	6,981,821	2,120,726	229%	10,182,748	3,632,372	180%
Financial Expenses	(7,757,423)	(1,378,823)	-463%	(9,632,256)	(3,171,240)	204%
Non Financial Income	149,617	418,686	-64%	352,627	546,747	-36%
Non Financial Expenses	(441,267)	(766,332)	42%	(797,783)	(1,254,332)	-36%

Income before income tax	1,033,691	4,797,703	-78%	3,268,830	7,926,414	-59%
Provision for Income Tax	348,656	1,426,159	-76%	975,311	2,261,525	-57%
Minority interest	7,241	-	0%	(7,191)	-	0%
Net Income	692,276	3,371,544	-79%	2,300,710	5,664,889	-59%

EBITDA	3,134,115	4,841,914	-35%	4,889,666	9,046,800	-46%
EBITDA MARGIN	43%	50%		39%	53%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

For purposes of the estimated consolidation, the results of the following subsidiaries were included in addition to those of Ecopetrol for the second quarter and the first half of 2009: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., and Refineria de Cartagena (as of May 2009).

The following companies were included with Ecopetrol S.A. for the second quarter and the first half of 2008:  Black Gold Re Ltd, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Andean Chemicals Ltd, Propilco, and Comai.

Balance Sheet
Not audited

	Ecopetrol S.A.			Ecopetrol S.A. and Subsidiaries *
	At June 30,	March 31**		June 30,	March 31**	%
COP$ Million	2009	2009	%	2009	2009

Assets
Current Assets
Cash and cash equivalents	3,896,740	4,905,199	-21%	5,301,604	5,340,424	-1%
Investments	1,140,016	4,056,917	-72%	1,585,977	4,308,734	-63%
Accounts and notes receivable	5,443,632	5,823,977	-7%	5,945,625	6,345,547	-6%
Other	3,573,116	3,710,937	-4%	4,268,444	4,044,325	6%
Total Current Assets	14,053,504	18,497,030	-24%	17,101,650	20,039,030	-15%
Non Current Assets				-	-	0%
Investments	8,417,755	9,803,942	-14%	2,025,875	5,333,076	-62%
Accounts and notes receivable	1,375,948	204,772	572%	215,407	161,609	33%
Property, plant and equipment, net	9,102,311	8,205,783	11%	13,742,146	10,760,563	28%
Natural and environmental properties, Net	7,019,129	6,908,475	2%	8,924,336	8,425,236	6%
Resources delivered to administration	-	-	0%	-	-	0%
Other	10,140,914	9,731,838	4%	10,302,129	9,814,356	5%
Total Non Current Assets	36,056,057	34,854,810	3%	35,209,893	34,494,840	2%
Total Assets	50,109,561	53,351,840	-6%	52,311,543	54,533,870	-4%

Liabilities and Equity
Current Liabilities
Financial obligations	21,328	-	0%	187,184	170,080	10%
Accounts payable and related parties	10,199,989	12,969,595	-21%	3,118,050	12,859,069	-76%
Estimated liabilities and provisions	643,986	661,771	-3%	824,027	717,446	15%
Other	1,863,240	4,384,631	-58%	7,942,303	4,464,972	78%
Total Current Liabilities	12,728,543	18,015,997	-29%	12,071,564	18,211,567	-34%
Long Term Liabilities
Labor and pension plan obligations	2,316,441	2,247,638	3%	2,352,369	2,247,638	5%
Estimated liabilities and provisions	2,729,043	2,832,880	-4%	2,820,608	2,867,197	-2%
Other	4,158,574	2,523,543	65%	6,003,109	2,558,403	135%
Total Long Term Liabilities	9,204,058	7,604,061	21%	11,176,086	7,673,238	46%
Total Liabilities	21,932,601	25,620,058	-14%	23,247,650	25,884,805	-10%
Minoritary Interest				957,495	918,109	4%
Equity	28,176,960	27,731,782	2%	28,106,398	27,730,956	1%

Total Liabilities and Shareholders' Equity	50,109,561	53,351,840	-6%	52,311,543	54,533,870	-4%

Memorandum Accounts ***	$135,399,679.00	168,298,711		136,651,843	168,549,091

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

For purposes of the estimated consolidation, the results of the following subsidiaries were included in addition to those of Ecopetrol for the second quarter and the first half of 2009: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., and Refineria de Cartagena (as of May 2009).

The following companies were included with Ecopetrol S.A. for the second quarter and the first half of 2008: Black Gold Re Ltd, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Andean Chemicals Ltd, Propilco, and Comai.

** After the presentation of First Quarter 2009 Earnings Report, and following a recommendation from its auditors, Ecopetrol S.A. made the decision to reclassify contributions to pension fund and abandon fund to non current assets from current assets , as those funds correspond to long-term funds

***Under Colombian GAAP, Ecopetrol must maintain in its accounting the recording of financial information and transactions not reflected in financial statements

Non Audited Cash Flow Statement

	Ecopetrol S.A.
					Up to June 30	Up to March 31
COP$ Million	2Q-09	2Q-08%		1Q-09	2009	2009	%

CASH AT THE BEGINNING OF PERIOD	4,905,199	5,114,615		1,870,246	1,870,246	3,466,184
OPERATIING ACTIVITIES
Cash received from clients	6,566,615	7,231,803	-9%	4,931,556	11,498,171	13,448,057	-14%
Cash from financial interest	288,492	365,995	-21%	208,144	496,636	691,493	-28%
Cash received from restricted FAEP fund and others	-	-	0%	-	-	-	0%
Other payments	-	-	0%	-	-	-	0%
Cash from subsidiaries acquired					-	-	0%
Payment of financial interest	-	(184)	100%	-	-	(339.00)	100%
Cash paid to suppliers and contractors	(5,955,380)	(1,362,334)	-337%	(473,100)	(6,428,481)	(2,963,495)	-117%
Payment of royalties and other contributions	(402,532)	(2,610,110)	85%	(798,838)	(1,201,370)	(3,175,850)	62%
Payment of income and other taxes	(2,486,032)	(1,242,830)	-100%	(571,795)	(3,057,827)	(1,965,420)	-56%
Payment of salaries, fringe benefits and social security	(331,020)	(225,534)	-47%	(227,797)	(558,817)	(397,713)	-41%
Payment of retirement pensions and transfer to funds	-	(94,924)	100%	-	-	(244,572)	100%
NET CASH PROVIDED BY OPERATING ACTIVITIES	(2,319,857)	2,061,882	-213%	3,068,170	748,312	5,392,161	-86%

INVESTING ACTIVITIES
Net increase in investment	4,290,176	(1,573,130)	373%	1,238,306	5,528,483	(3,268,203)	269%
Investment in natural and environmental properties	(1,716,984)	(1,440,599)	-19%	(1,281,444)	(2,998,428)	(1,743,767)	-72%
NET CASH USED IN INVESTING ACTIVITIES	2,573,192	(3,013,729)	185%	(43,138)	2,530,055	(5,011,970)	150%

FINANCING ACTIVITIES
Dividends paid	(3,026,185)	(1,163,585)	-160%	-	(3,026,185)	(1,163,585)	-160%
Capitalization in Cash and additional paid-in capital	(4,522)	176,359	-103%	9,921	5,399	496,321	-99%
Payment of financial obligations	1,768,913	-	-	-	1,768,913	(3,569)	497
NET CASH USED IN FINANCING ACTIVITIES	(1,261,794)	(987,226)	-28%	9,921	(1,251,873)	(670,833)	-87%

CASH VARIATION	(1,008,459)	(1,939,073)	48%	3,034,953	2,026,494	(290,642)	797%
CASH AT THE END OF PERIOD	3,896,740	3,175,542	23%	4,905,199	3,896,740	3,175,542	23%

Non Audited Cash Flow Statement
Ecopetrol S.A. and Subsidiaries *
Ecopetrol S.A.

				Up to June 30	Up to March 31
COP$ Million	2Q-09	2Q-08%		2009	2009	%

CASH AT THE BEGINNING OF PERIOD	5,340,425	5,386,758		2,113,803	3,749,899	-
OPERATIING ACTIVITIES
Cash received from clients	9,657,739	7,229,960	34%	14,605,590	13,467,414	8%
Cash from financial interest	290,919	365,855	-20%	499,824	691,493	-28%
Cash received from restricted FAEP fund and others	-	-	0%	-	-	0%
Other payments	-	-	0%	-	-	0%
Cash from subsidiaries acquired	191,736	-	100%	486,369	-	100%
Payment of financial interest	-	(184)	100%	-	(339)	100%
Cash paid to suppliers and contractors	(8,191,103)	(1,432,439)	-472%	(8,589,569)	(3,094,659)	-178%
Payment of royalties and other contributions	(314,361)	(2,610,110)	88%	(1,201,361)	(3,175,850)	62%
Payment of income and other taxes	(2,510,134)	(1,242,830)	-102%	(3,081,929)	(1,965,420)	-57%
Payment of salaries, fringe benefits and social security	(342,477)	(225,496)	-52%	(571,592)	(397,713)	-44%
Payment of retirement pensions and transfer to funds	-	(94,924)	100%	-	(244,572)	100%
NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,217,681)	1,989,832	-161%	2,147,332	5,280,354	-59%

INVESTING ACTIVITIES
Net increase in investment	5,262,934	(1,546,038)	440%	6,510,174	(3,167,484)	306%
Investment in natural and environmental properties	(3,279,747)	(1,425,727)	-130%	(4,612,557)	(1,774,337)	-160%
NET CASH USED IN INVESTING ACTIVITIES	1,983,187	(2,971,765)	-167%	1,897,617	(4,941,821)	138%

FINANCING ACTIVITIES
Dividends paid	(3,042,626)	(1,163,585)	-161%	(3,042,626)	(1,163,585)	-161%
Capitalization in Cash and additional paid-in capital	(4,522)	176,359	-103%	5,399	496,321	-99%
Payment of financial obligations	2,242,821	-	0%	2,180,079	(3,569)	61184%
NET CASH USED IN FINANCING ACTIVITIES	(804,327)	(987,226)	19%	(857,148)	(670,833)	-28%
				-	-
CASH VARIATION	(38,821)	(1,969,159)	98%	3,187,801	(332,300)	1059%
CASH AT THE END OF PERIOD	5,301,604	3,417,599	55%	5,301,604	3,417,599	55%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

For purposes of the estimated consolidation, the results of the following subsidiaries were included in addition to those of Ecopetrol for the second quarter and the first half of 2009: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., and Refineria de Cartagena (as of May 2009).

The following companies were included with Ecopetrol S.A. for the second quarter and the first half of 2008:  Black Gold Re Ltd, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Andean Chemicals Ltd, Propilco, and Comai.

Unaudited Income Statement
USGAAP*
Ecopetrol S.A. and subordinates

COP$ Millions	Up to June
2009
Local sales	7,399,310
Foreign sales	5,361,572
Total revenue	12,760,882
Cost of sales	8,052,483
Gross profit	4,708,399
Operating expenses
Administration	1,363,980
Sales	613,444
Operating income	2,730,975

Non operating income	1,748,067
Income before taxes	4,479,042
Income tax	727,063
Income before minority interest	3,751,979
Minority interest	7,191

Net Income	3,759,170

Earnings per share	$92.88

(*) Financial statements do not fully reflect USGAAP conciliation because of the estimations adopted for pension plans, fixed assets and abandonment and retirement costs.  The effect of acquisitions closed in the second quarter of 2009 is also not included.

Non audited Balance Sheet
USGAAP
Ecopetrol S.A. and Subordinates

Up to June 30 2009
Assets
Current assets:
Cash and cash equivalents	6,014,825
Investments	884,950
Accounts and notes receivable, net	5,649,429
Inventories	1,921,970
Deferred income taxes	278,664
Other	2,306,301
Total current assets	17,056,139

Non current assets:
Investments	3,041,718
Accounts and notes receivable, net	215,406
Property, plant and equipment, net	12,730,898
Natural and environmental resources, net	7,325,825
Advances and deposits	231,269
Deferred income taxes	2,064,144
Other	3,884,362
Total Non current assets	29,493,622
Total Assets	$46,549,761

Liabilities and shareholders' equity
Current liabilities:
Financial obligations	187,185
Accounts payable and related parties	8,885,853
Estimated liabilities and provisions	637,673
Other	2,323,077
Total current liabilities	12,033,788

Long term Liabilities:
Financial obligations, long-term	3,485,791
Pension plan obligation and other labor obligations, long-term	2,374,977
Deferred income tax, long-term	1,255,972
Estimated liabilities and provisions	2,095,955
Other	1,393,341
Total Long term liabilities	10,606,036

Total liabilities	22,639,824
Minority interest	957,495

Shareholders' equity	22,952,442

Total liabilities and shareholders' equity	$46,549,761

(*) Financial statements do not fully reflect USGAAP conciliation because of the estimations adopted for pension plans, fixed assets and abandonment and retirement costs.  The effect of acquisitions closed in the second quarter of 2009 is also not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 31, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer